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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

UNITED-GUARDIAN, INC.
(Name of Issuer)

Common Stock, $.10 par value per share
(Title of Class of Securities)

910571108
(CUSIP Number)

Kenneth H. Globus
c/o United-Guardian, Inc.
230 Marcus Blvd, PO Box 18050
Hauppauge, NY 11788
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910571108

1	NAME OF REPORTING PERSONS I R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kenneth H. Globus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 1,070,243
SHARED VOTING POWER 763,050
SOLE DISPOSITIVE POWER 1,070,243
SHARED DISPOSITIVE POWER 763,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,905,293
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement relates to the Common Stock, $.10 par value per share (the "Stock"), of United-Guardian, Inc. (the "Company"). The address of the Company's principal executive office is 230 Marcus Boulevard, Hauppauge, New York 11788.

Item 2.	Identity and Background.

(a) The name of the person filing this Statement is Kenneth H. Globus ("Globus").

(b) The business address of Globus is 230 Marcus Boulevard, Hauppauge, New York 11788.

(c) Globus' present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is President, General Counsel, and Chairman of the Board of Directors of the Company, 230 Marcus Boulevard, Hauppauge,   New  York   11788.      The Company is a  manufacturer and marketer of pharmaceuticals, cosmetic ingredients, and medical products.

(d) During the last five years, Globus has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Globus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Globus is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Globus acquired all of the Stock presently owned by him by gift and by inheritance under the Last Will and Testament of Alfred R. Globus.

Item 4.	Purpose of Transaction.

Since the filing by Globus of a Schedule 13D dated March 31, 1995, Globus became the beneficial owner (both direct and indirect) of an additional 1,438,040 shares of Stock.  The Stock was acquired by Globus by gift from, and by inheritance under the Last Will and Testament of, Alfred R. Globus.  Globus may, personally or through corporations or entities controlled by him, acquire additional shares of Stock or other securities of the Company, or dispose of shares of Stock, in privately negotiated or open market transactions, on such terms and at such times as he considers desirable. Other than a possible sale to the Company or to a third party of some of the Company Stock owned by Globus in order to diversify Globus' holdings of Company Stock for estate planning purposes, Globus has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as described above;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)        The aggregate number and percentage of the class of outstanding Stock beneficially owned by Globus as of April 30, 2010 is 1,905,293 shares and 38.5%, respectively. Of these shares, 919,293 are owned directly by Globus, and 986,000 are owned indirectly as follows:

760,000 as co-trustee under the Alfred Globus Testamentary Trust

72,000 by wife

77,000 as trustee for Julie Globus

77,000 as trustee for Lisa Globus

(b)        The sole power to vote and dispose of 1,070,243 shares of the Stock to which this Statement relates rests with Globus. Globus shares the power to vote and dispose of an aggregate of 3,050 shares of Stock he jointly owns with his wife, and 760,000 shares that he jointly controls as co-trustee of the Alfred Globus Testamentary Trust.  Globus does not have any power to vote or dispose of the 72,000 shares of Stock owned by his wife.

(c)        There were no transactions by Globus in the class of Stock to which this Statement relates during the past sixty days.

(d)        Not Applicable

(e)        Not applicable

Item 6.	Contracts. Arrangements. Understandings or Relationships with Respect to Securities of the Issuer.

Globus is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 2010

/S/ KENNETH H. GLOBUS
Kenneth H. Globus